CCG Investor Relations                                  Retalix USA
Crocker Coulson, President                              Victor Hamilton, CEO
(310) 231-8600                                          (469) 241-8400
crocker.coulson@ccgir.com                               infousa@retalix.com

FOR IMMEDIATE RELEASE

                     Retalix and Dot Foods Partner to Offer
                        Distributors Seamless Integration

            Joint Customers can now easily connect to Dot's services

                 via the Retalix Power Enterprise software suite

Dallas, TX, September 21, 2005 - Retalix(R) USA (NASDAQ: RTLX), a provider of integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide, announced today that Dot Foods, Inc., the leading food redistributor in the USA, is now a Certified Partner of Retalix.

With six distribution centers across the US, Dot Foods serves distributors nationwide in the foodservice, retail, convenience, equipment & supplies, vending and ingredient channels. Dot offers a selection of more than 60,000 products from over 550 suppliers delivered weekly to its 3,500 customers through a fleet of over 500 multi-temp tractor-trailers.

As a Retalix Certified Partner, Dot Foods will offer Retalix distributor customers a seamless electronic interface to enable electronic ordering, as well as to enable the Dot Foods Virtual Storefront program. Through this program, distributors can increase sales by offering up to 20,000 additional items to their customers without stocking the product and crowding valuable warehouse space. Dot shares product and price information with the distributor, allowing the distributor to sell a wider amount of products to operators.
These products are warehoused by Dot Foods and can be specially picked for cross dock handling and quick delivery by the distributor to their operators. .

Retalix customers will now be able to easily implement the Dot Foods Virtual Storefront program via the Retalix Power Integrator, a turn-key interface into the Retalix Power Enterprise(TM) software suite.

"Dot continues to look for tools our distributor customers can use to benefit their business growth and profitability", said Richard Tracy, Dot Foods VP, "The system interface soon to be available thru Retalix will be an additional way to provide electronic visibility for all Dot Foods products so that these "virtual" items can be successfully sold to operator customers without slotting them. The end result being a greatly expanded product offering at a relatively low cost to serve."

Retalix customers implementing the Virtual Storefront will receive price and catalog updates electronically, enabling visibility of these items for both sales and customer viewing. This seamless connectivity will minimize the technology effort or expertise required from the distributor, and will also reduce or eliminate the expense of typical EDI implementations.

In addition, shared Customers can also conduct electronic order management directly with Dot Foods via Retalix Power Integrator, enabling purchase orders, confirmations, ship notices and invoices to be shared in a fully integrated environment. Retalix Power Integrator helps eliminate paper and automates many manual tasks that buyers and accounts payable personnel manage today.

"Retalix is committed to providing valuable, cost-saving solutions to our customers," said Todd Michaud, EVP Sales and Marketing of Retalix USA. "We are pleased to announce Dot Foods as a Certified Partner, as Dot has played a key role in providing our customers a competitive advantage for many years. With Partnership, we can provide our shared customers unparalleled solutions and service."

About Dot Foods Inc.

Mt. Sterling, Ill.-based Dot Foods, Inc. is a leading food redistributor serving the foodservice, retail, convenience, equipment & supplies, vending and ingredient channels. The company currently has distribution centers in Mt. Sterling, Ill., Modesto, Calif., Vidalia, Ga., Williamsport, Md., Liverpool, N.Y., and Ardmore, Okla. Dot Foods offers a selection of more than 60,000 products from over 550 suppliers delivered weekly to its 3,200-plus customers nationwide.

About Retalix Ltd.
Retalix Ltd., with its North American headquarters in Plano, TX, provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com

Retalix and Retalix Power Enterprise are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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